SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

SYMMETRICOM, INC.

(Name of Filing Person (Issuer))

3¼% Contingent Convertible Subordinated Notes due 2025

(Title of Class of Securities)

871543 AB0

(CUSIP Number of Class of Securities)

Thomas W. Steipp	Copy to:
Chief Executive Officer	Ora T. Fisher, Esq.
Symmetricom, Inc.	Latham & Watkins LLP
2300 Orchard Parkway	140 Scott Drive
San Jose, California 95131-1017	Menlo Park, CA 94025
(408) 433-0910	(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee:
$62,488,800	$2,456

*      Calculated solely for the purpose of determining the amount of the filing fee. This amount represents the maximum aggregate purchase price payable in connection with the offer to purchase $63,120,000 in aggregate principal amount (or such lesser amount as is validly tendered and not withdrawn) of outstanding 3¼% Contingent Convertible Subordinated Notes due 2025, at a purchase price of $990 per $1,000 principal amount outstanding.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,456	Filing Party: Symmetricom, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 30, 2008

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Symmetricom, Inc., (the “Company”), on June 30, 2008 (the “Schedule TO-I”), related to the Company’s 3¼% Contingent Convertible Subordinated Notes due 2025 (the “Notes”). This Amendment relates to the Company’s offer to purchase for cash, on a pro rata basis, $63,120,000 aggregate principal amount (or such lesser amount as is validly tendered and not withdrawn), of Notes that are validly tendered and not withdrawn, at a purchase price equal to $990 per $1,000 of the principal amount of such Notes, plus accrued and unpaid interest thereon (the “Offer”), as further set forth in the Offer to Purchase, dated June 30, 2008 (the “Company Notice”), previously filed as an exhibit to the Schedule TO-I. The Company Notice is incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I, which incorporates by reference certain information contained in the Company Notice, is hereby amended and supplemented as follows:

The Offer expired at 5:00 p.m., New York City time, on July 29, 2008. The Company has been advised by D.F. King & Co., Inc., as Information Agent and Depositary (the “Depositary”), that, pursuant to the terms of the Offer, Notes with an aggregate principal amount of $120,000,000 were validly surrendered and not withdrawn prior to the expiration of the Offer. The Company has accepted for purchase $63,120,000 aggregate principal amount of the Notes validly surrendered and not withdrawn. Accordingly, the aggregate purchase price for all of the Notes accepted for purchase was approximately $62,488,800. The Company has forwarded cash in payment of the purchase price to the Depositary to distribute to the holders of such Notes on a pro rata basis, based on the aggregate principal amount of Notes validly tendered in the Offer. After the purchase pursuant to the Offer, approximately $56,880,000 aggregate principal amount of the Notes remains outstanding.  In connection with the Offer and as further set forth in the letter agreement between Quantum Partners LDC (“Quantum”) and the Company previously filed as an exhibit to the Schedule TO-I, Quantum, the holder of a majority in aggregate principal amount of the Notes, has waived certain alleged defaults and events of default, rescinded certain notices of default and events of default and rescinded the acceleration notice delivered to the Company on May 7, 2008 pursuant to the indenture governing the Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2008	SYMMETRICOM, INC.

	By:	/s/ William Slater
	Name:	William Slater
	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)*	Offer to Purchase, dated June 30, 2008.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release, dated June 30, 2008.

(b)	None.

(d)(1)*

Indenture, dated as of June 8, 2005, by and between Symmetricom and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 8, 2005).

(d)(2)*	Letter Agreement, dated as of June 30, 2008, between Symmetricom and Quantum Partners LDC.

(g)	None.

(h)	None.

*	Previously filed.